UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

CAPITAL TRUST, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

14052H100

(CUSIP Number)

Ira S. Lederman

Senior Vice President - General Counsel and Corporate Secretary

W. R. Berkley Corporation

475 Steamboat Road

Greenwich, Connecticut 06830

(203) 629-3000

With Copies to:

Jeffrey S. Hochman, Esq.

Mark A. Cognetti, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019-6099

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 14052H100

1.	Name of Reporting Persons: W. R. Berkley Corporation
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 3,843,413
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,843,413
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,843,413
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.3%
14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Admiral Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 520,000
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 520,000
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 520,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 2.3%
14.	Type of Reporting Person (See Instructions): IC, CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Berkley Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,463,900
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,463,900
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,463,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.6%
14.	Type of Reporting Person (See Instructions): IC, CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Berkley Regional Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 1,039,700
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,039,700
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,039,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 4.7%
14.	Type of Reporting Person (See Instructions): IC, CO

CUSIP No. 14052H100

1.	Name of Reporting Persons: Nautilus Insurance Company
2.	Check the Appropriate box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Arizona
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 819,813
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 819,813
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 819,813
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 3.7%
14.	Type of Reporting Person (See Instructions): IC, CO

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed on behalf of W. R. Berkley Corporation, a Delaware corporation (“Berkley”), Admiral Insurance Company, a Delaware corporation (“Admiral”), Berkley Insurance Company, a Delaware corporation (“BIC”), Berkley Regional Insurance Company, a Delaware corporation (“BRIC”), and Nautilus Insurance Company, an Arizona corporation (“Nautilus” and, together with Berkley, Admiral, BIC and BRIC, the “Reporting Persons”). Amendment No. 7 relates to shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Capital Trust, Inc., a Maryland corporation (the “Issuer”). Amendment No. 7 amends and supplements the Schedule 13D, dated May 11, 2004 (“Original Schedule 13D”), as filed with the Securities and Exchange Commission (the “Commission”) on May 21, 2004, as amended by Amendment No. 1 to Schedule 13D, dated June 17, 2004, as filed with the Commission on June 21, 2004, Amendment No. 2 to the Schedule 13D, dated September 13, 2004, as filed with the Commission on September 13, 2004, Amendment No. 3 to the Schedule 13D, dated July 10, 2007, as filed with the Commission on July 13, 2007, Amendment No. 4 to the Schedule 13D, dated July 30, 2007, as filed with the Commission on August 1, 2007, Amendment No. 5 to the Schedule 13D, dated August 6, 2007, as filed with the Commission on August 6, 2007 and Amendment No. 6 to the Schedule 13D, dated May 23, 2012, as filed with the Commission on May 24, 2012 (together with the Original Schedule 13D, the “Schedule 13D”), in connection with the additional information set forth herein.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by the addition of the following information:

On July 9, 2012, Berkley delivered a letter (the “Withdrawal Letter”) to Evercore Partners, a financial advisor retained by the Issuer to review potential strategic options for the Issuer.

As described in the Withdrawal Letter, Berkley expressed that it has determined to cease its pursuit of its proposal to acquire the investment management business of the Issuer, as further described in the Proposal Letter of May 23, 2012, as updated on June 22, 2012.

The summary of the Withdrawal Letter, above, is qualified in its entirety by reference to the Withdrawal Letter, attached as Exhibit 6 hereto, which is incorporated by reference herein.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time take such actions as they deem appropriate, including, without limitation, (i) acquiring additional securities of the Issuer or any of its subsidiaries; (ii) disposing of some or all of the securities of the Issuer or any of its subsidiaries that they hold; (iii) acquiring any assets of the Issuer or any of its subsidiaries; (iv) investing in any other form in the Issuer or any of its subsidiaries; and (v) engaging in discussions with the Issuer or its subsidiaries, the Issuer’s agents or any other party concerning future transactions as they deem appropriate, including, without limitation, (a) the acquisition or disposition of the securities or assets of the Issuer or any of its subsidiaries, (b) the changing of their current intentions with respect to any or all matters referred to in this Schedule 13D and (c) the employment of hedging, derivative or similar transactions with respect to any securities of the Issuer or any of its subsidiaries. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and future trading prices and availability of the Issuer’s securities; the Issuer’s financial position, operation, liquidity, assets, prospects, strategic direction, business, management and Board of Directors; any development affecting the Issuer or any of its subsidiaries; other investments and business opportunities available to the Reporting Persons; general market, financial market, economic, tax and industry conditions; and any other factors considered relevant.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their respective investments in the securities of the Issuer, the Reporting Persons may from time to time engage in discussions with, respond to inquiries from, or make proposals to various persons, including, without limitation, the Issuer’s management, the Issuer’s Board of Directors, existing or potential strategic partners of the Issuer, other stockholders, industry analysts, and others concerning the Issuer and the Reporting Persons’ respective investments in the securities of the Issuer, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Issuer.

The Schedule 13D is not an offer to purchase or a solicitation of any offer to sell any securities.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and supplemented to add the following:

Rows (7) through (11) and (13) of the cover pages to this Amendment No. 7 are hereby incorporated by reference into this Item 5.

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended to include the following:

Exhibit 6	Letter from W. R. Berkley Corporation to Evercore Partners dated July 9, 2012.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2012	W. R. BERKLEY CORPORATION

By: /s/ William R. Berkley

	Name:	William R. Berkley
	Title:	Chairman of the Board and Chief Executive Officer

Dated: July 9, 2012	ADMIRAL INSURANCE COMPANY

By: /s/ Thomas G. Grilli, Jr.

	Name:	Thomas G. Grilli, Jr.
	Title:	Senior Vice President

Dated: July 9, 2012	BERKLEY INSURANCE COMPANY

By: /s/ Eugene G. Ballard

	Name:	Eugene G. Ballard
	Title:	Senior Vice President

Dated: July 9, 2012	BERKLEY REGIONAL INSURANCE COMPANY

By: /s/ Eugene G. Ballard

	Name:	Eugene G. Ballard
	Title:	Senior Vice President

Dated: July 9, 2012	NAUTILUS INSURANCE COMPANY

By: /s/ Miklos F. Kallo

	Name:	Miklos F. Kallo
	Title:	Senior Vice President